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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 3*


                                SearchHelp, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  8122 2P 10 6
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                William Bozsnyak
                              c/o SearchHelp, Inc.
                        6800 Jericho Turnpike, Suite 208E
                                Syosset, NY 11791
 -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

             - with copies to:  Katten Muchin Rosenman LLP
                                Paul J. Pollack
                                575 Madison Avenue
                                New York, NY 10022

                                September 7, 2007
 -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1746(3-06)                                                  Page 1 of 5

CUSIP No.  8122 2P 10 6                                      Page 2 of 5
--------------------------                                 ------------------


--------- -------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          William Bozsnyak
--------- -------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
--------- -------------------------------------------------------------------
3.        SEC USE ONLY

--------- -------------------------------------------------------------------
4.        SOURCES OF FUNDS
          PF
--------- -------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- -------------------------------------------------------------------
NUMBER OF        7.    SOLE VOTING POWER             9,382,660
SHARES          ----- -------------------------------------------------------
BENEFICIALLY     8.    SHARED VOTING POWER           0
OWNED BY EACH   ----- -------------------------------------------------------
REPORTING        9.    SOLE DISPOSITIVE POWER        9,382,660
PERSON WITH     ----- -------------------------------------------------------
                 10.   SHARED DISPOSTIVE POWER       0
--------- -------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     9,382,660
--------- -------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------- -------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11           21.89%
--------- -------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------- -------------------------------------------------------------------

CUSIP No.  8122 2P 10 6                                      Page 3 of 5
--------------------------                                 ------------------

This Amendment No. 3 further amends the Schedule 13D originally filed on February 5, 2003 (the "Original Schedule 13D"), by William Bozsnyak (the "Reporting Person"), which related to the Common Stock, $.0001 par value per share (the "Shares") of SearchHelp, Inc. (the "Issuer"), a Delaware corporation. The Original Schedule 13D was previously amended by Amendment No. 1, filed by the Reporting Person on March 20, 2006 and Amendment No. 2, filed by the Reporting Person on June 2, 2006. The purpose of this Amendment No. 3 is to amend Items 3 and 5 with respect to the acquisition of additional shares by the Reporting Person.


ITEM 1   SECURITY AND ISSUER
------   -------------------

         Title of Class of Securities
         ----------------------------

         Common Stock, $.0001 par value per share

         Name and Address of Issuer
         --------------------------

         SearchHelp, Inc.
         6800 Jericho Turnpike, Suite 208E
         Syosset, NY 11791

ITEM 2   IDENTITY AND BACKGROUND
------   -----------------------

    (a)  William Bozsnyak

    (b)  c/o SearchHelp, Inc. 6800 Jericho Turnpike, Suite 208E Syosset, NY
         11791


    (c) The Reporting Person is the Chief Executive Officer, Chairman of the Board of Directors and Vice President of the Issuer, whose address is set forth in Item 2(b) above.

    (d) During the past five years the Reporting Person has not been convicted in a criminal proceeding.

    (e) During the past five years the Reporting Person has not been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

    (f)  United States of America.


ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------   -------------------------------------------------

On September 5, 2007, the Issuer accepted an offer from the Reporting Person to purchase 1,196,742 shares of common stock and 105,057 shares of Convertible Series A Preferred Stock of the Issuer in exchange for the extinguishment of five hundred fifty thousand, five hundred dollars

CUSIP No.  8122 2P 10 6                                      Page 4 of 5
--------------------------                                 -----------------

($550,500) of indebtedness owed by the Issuer to the Reporting Person. The funds used were entirely provided from the Reporting Person's personal funds.


Additionally, on April 29, 2007, July 23, 2007 and August 1, 2007 the Reporting Person received an aggregate total of 581,910 options to purchase common stock of the Issuer pursuant to Reporting Person's employment agreement and in lieu of accrued salary payable.

ITEM 4   PURPOSE OF TRANSACTION
------   ----------------------

The Reporting Person owns securities of the Issuer for investment purposes and may from time to time increase or decrease his position in the Issuer's securities.

Moreover, as Chief Executive Officer, Chairman of the Board of Directors and Vice President of the Issuer, the Reporting Person may at various times be aware of one or more plans or proposals being considered by the Issuer, which if implemented may or would have similar results to one or more of the actions listed in (a) to (j) of this Item 4. The Reporting Person expects that any benefit from any such result would inure to the Reporting Person in proportion to all other holders of the Common Stock.

Except as set forth above, the Reporting Person does not have any plans or proposals which may result or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those enumerated above.

CUSIP No. 8122 2P 10 6                                        Page 5 of 5
--------------------------                                 -----------------

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER
------   ------------------------------------

      (a) At the date of this statement, the Reporting Person beneficially owns 9,382,660 Shares, representing 21.89% of the class. Included in such total are vested options to purchase 1,746,910 Shares and convertible preferred stock which converts into 1,050,570 Shares. According to information provided to the Reporting Person by the Issuer, there were 38,864,374 outstanding Shares prior to the Reporting Person's transaction on September 5, 2007.

      (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the Shares beneficially owned.

      (c) The Reporting Person's transactions during the past sixty days are disclosed in Item 3.

      (d) Inapplicable.

      (e) Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------    -------------------------------------------------------------------

  None.


ITEM 7    MATERIAL TO BE FILED AS EXHIBITS
------    --------------------------------

  None.



SIGNATURE
---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 11, 2007
------------------------------
Date


/s/ William Bozsnyak
------------------------------
(Signature)


William Bozsnyak
------------------------------
Name/Title